
Mail Stop 7010

August 22, 2008

Praxair, Inc.
Attention: Patrick M. Clark, Vice President and Controller
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

Re: Praxair, Inc.
 Annual Report on Form 10-K for
 Fiscal Year Ended December 31, 2007
 Filed February 27, 2008
 File No. 1-11037
 Definitive Proxy Statement on Schedule 14A
 Filed Match 3, 2008
 File No. 1-11037

Dear Mr. Clark:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K</u>

<u>Item 1A. Risk Factors, page 6</u>

1.   In future filings, for each risk factor please include a sub-caption in the form of a complete sentence that adequately describes the risk. Please see Item 503(c) of Regulation S-K.

Exhibit 13.01

Non-GAAP Financial Measures, page 73

2.   In future filings, if you include non-GAAP financial measures, please provide a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In this regard, it is not sufficient, for example, simply to state that management believes that a measure is appropriate. Please see Item 10(e)(1)(i)(C) of Regulation S-K.

Proxy Statement for 2008 Annual Meeting

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Benchmarking, page 26

3.   In future filings, please identify by the name the companies that constitute the "Practices Tracking Group" if your Compensation Committee continues to use this sub-group for compensation benchmarking. Please see Item 402(b)(2)(xiv) of Regulation S-K.

Individual NEO Factors, page 27

4.   We note your statement that the performance of your executive officers was evaluated in part against your "Performance Management System." In future filings, please identify and describe this system to the extent that it continues to be material to an understanding of your compensation policies and decisions. Please see Instruction 3 to Item 402(b) of Regulation S-K.

Elements of Direct Compensation for Executive Officers, page 28

Annual Performance-Based Variable Compensation, page 28

5.   In future filings, please provide an illustration of the operation of your system for determining the amount of annual performance-based variable compensation.

2007 Results and Payout Based on Performance, page 30

6.   We note your statement that the Compensation Committee "applied an individual performance adjustment to the payout for each NEO determined by the financial and non-financial measures." In future filings, if such adjustments are disclosed, please indicate whether they were increases or decreases. Please see Item 402(b)(2)(vi) of Regulation S-K.

Please respond to these comments by providing us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director